

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2016

Mail Stop 4561

Ashtok Vemuri
Chief Executive Officer
Xerox Business Services, LLC
P.O. Box 4505
45 Glover Avenue
Norwalk, CT 06856

   Re: **Conduent Incorporated**
       Registration Statement on Form 10
       File No. 001-37817
       Filed June 30, 2016

Dear Mr. Vemuri:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Summary

The Spin-Off, page 5

1.   You indicate that the Xerox Board has the "sole and absolute discretion" to not complete the Spin-Off. If the Xerox Board determines not to complete the Spin-Off, please discuss, where appropriate, any material consequences under the Icahn Agreement.

The Spin-Off

Reasons for the Spin-Off, page 33

2. Please clarify what role, if any, the Icahn Group, had in the Xerox Board's decision to propose the Spin-Off.

Selected Historical Financial Data, page 44

3. Please tell us how you considered providing pro forma earnings per share here and in your financial statements.

Business

Our Strategies, page 53

4. On page 53, you disclose that you initiated a three-year strategic transformation program to support margin expansion through productivity enhancements and cost reductions. Please clarify that this program was a Xerox Corporation initiative and whether Conduent will continue or change the program post Spin-Off.

5. On pages 15 and 23, you indicate that your government client contracts have early termination rights. Please briefly describe the early termination rights, if any, of your non-government client contracts.

Intellectual Property, page 55

6. You disclose on page 16 that you are dependent on a small number of external software providers. Where applicable, please briefly describe the extent of your use of external software providers to provide your products and services. It is unclear, for example, whether you develop the software used on your platform internally and external software vendors are used to supplement your platforms, or whether you outsource the majority of the software development. To the extent you are substantially dependent on any of your software vendors, please clarify.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations- Three Months ended March 31, 2016 and 2015

Costs, Expenses and Other Income, page 72

7. We note your disclosure of non-GAAP Operating Margin prior to the disclosure of Pre-tax Income Margin, the GAAP measure in the table here and on page 77 gives greater prominence to the non-GAAP measure. This is inconsistent with Question 102.10 of the

updated Compliance and Disclosure Interpretations issued on May 17, 2016 ("the updated C&DIs"). Please revise accordingly.

8.   We also note that you provide a discussion and analysis of the non-GAAP measure rather than the GAAP measure. In this regard, we note that you provide a detailed discussion of Operating Margin without a similar discussion of Pre-tax Income Margin. Refer to Question 102.10 of the updated C&DIs and revise accordingly.

Income Taxes, page 74

9.   We note that you discuss the changes in your tax rates on an adjusted basis, a non-GAAP measure. Please expand your disclosure to also discuss the changes in your effective tax rate on a GAAP basis. Refer to Question 102.10 of the updated C&DIs and revise accordingly.

Commercial Industries Segment, page 75

10.   On page 75, you attribute the 4% decline in Commercial Industries Segment from the first quarter of 2015 as a result of "lower volumes and project work as well as lost business." Similarly, on page 83, you attribute year-over-year decline in revenues of the Commercial Industries Segment from fiscal year 2015 over fiscal year 2014 to be the result of "declines in the industrial, retail and hospitality business (particularly in energy and consumer products)." Please revise to provide a more detailed explanation of why you are losing volume or business in these industry groups. If these declines are attributable to a specific customer or a general trend in an industry, please clarify.

Operations Review of Segment Revenue and Profit, page 83

11.   Please explain why the Commercial Industries Segment Margin of 2.4% for the fiscal year ended 2015 is much lower than the Healthcare and Public Sector Segment Margins of 9% and 11.6%, respectively. For example, it is unclear if the lower margin is the result of a more competitive market, higher sales costs, older product mix, or other factors.

Metrics, page 85

12.   In Xerox's Form 10-K for the fiscal year ended December 31, 2015, the registrant provided a "Pipeline" metric defined as "the Total Contract Value (TCV) of new business opportunities that potentially could be contracted within the next six months and excludes new business opportunities with estimated annual recurring revenue in excess of $100 million," for the BPO segment. Please advise whether Pipeline is a key metric used by Conduent management to evaluate their business, and if not, advise why it is no longer a key metric.

Capital Resources and Liquidity, page 86

13.   We note that you maintain significant operations outside the United States. To the extent
        that you have material cash balances outside of the United States, please tell us your
        consideration of disclosing the amount of cash and cash equivalents that are currently
        held outside of the United States and the impact of repatriating the undistributed earnings
        of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that
        some cash is not presently available to fund domestic operations and obligations without
        paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K
        and Section IV of SEC Release 33-8350.

14.   Please advise why the $1,132,000,000 in related party notes payable is not included in
        your Contractual Cash Obligations and Other Commercial Commitments and
        Contingencies Table.

Non-GAAP Financial Measures, page 91

15.   We note your disclosure of the tax effects of your non-GAAP adjustments; however, you
        have not described how you determined these amounts. Refer to Question 102.11 of the
        updated C&DIs and revise to clearly explain how you arrived at the income tax
        adjustments for all periods presented.

Our Board of Directors Following the Spin-Off and Director Independence, page 97

16.   Please clarify whether your entire board of directors will be elected annually. This
        appears as a term of the Icahn Agreement as disclosed on page 147.

17.   Further, please revise to clarify how the Icahn Agreement affects the composition of your
        initial board and operation of the board and its committees. For example, according to
        section 1(c) of the Icahn Agreement, the Icahn Group will designate three initial board
        members and has the right to designate a replacement director if its designees resign or
        retire. In section 1(f) of the Icahn Agreement, an Icahn designee has the right to be
        appointed to any executive committee or similar committee that will consider or vote to
        approve material financing, significant transactions, and the employment of executive
        officers, or such actions must be considered by the full board. Please identify which
        initial directors will be appointed by Xerox's Board and which will be appointed by the
        Icahn Group pursuant to the Icahn Agreement.

Compensation Discussion and Analysis

Performance Objectives, page 107

18.   For each performance measure target or actual result for your short and long-term
        incentive plans in your tables on pages 111-117, please provide a brief description of the

business unit that is being measured for each named executive officer. It is unclear whether you are measuring Xerox Corporation, Xerox Services, or which specific BPO or LEO units.

Conduent's Anticipated Executive Compensation Programs, page 124

19.   Once you have completed your Separation and Distribution Agreement and Employee Matters Agreement, please address their effect on the existing Xerox compensation plans, equity awards, and agreements after the distribution for your named executive officers. For example, please clarify whether the special severance arrangement with Robert Zapfel will survive the distribution and separation from Xerox and whether the vesting date and criteria for the 2015 Executive Long-Term Incentive Program restricted stock units will change.

20.   Please file your employment offer letter with Mr. Vemuri as an exhibit or incorporate it by reference from Xerox's Form 8-K filed June 14, 2016, as required by Item 601(b)(10) of Regulation S-K. Also, please clarify whether the "customary form of change in control severance agreement" is substantially similar to the Xerox change of control provisions described on pages 121-122 and 133.

Notes to Combined Financial Statements

Note 15 – Contingencies and Litigation

Litigation Against the BPO Business, page F-44

21.   We note your disclosure of several litigation matters. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to FASB ASC 450-20-50. You may provide your disclosures on an aggregated basis.

General

22.   Your registration statement on Form 10 will be effective automatically 30 days after the Commission receives a certification that your common stock has been approved by an exchange for listing and registration, unless you request acceleration for an earlier effective date or withdraw your filing. See Section 12(d) of the Securities Exchange Act of 1934.

23.   Please supplementally provide us the Gartner and Nelson Hall reports described on page 1 to support the industry statistics provided in your prospectus. In your response, please cross-reference each statistic to the relevant page in the report. Also, please confirm that neither Xerox nor Conduent commissioned these reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551- 3739 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: Eric Schiele, Esq.
        Cravath, Swaine & Moore LLP